National Energy Services Reunited Corp.

777 Post Oak Boulevard, Suite 730

Houston, Texas 77056

June 24, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re:	National Energy Services Reunited Corp.

Amendment No. 1 to the Registration Statement on Form F-4

File No. 333-287661

To the address set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, National Energy Services Reunited Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) of the Company. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on June 24, 2025, or as soon as practicable thereafter.

The Company hereby authorizes Judy Little of Allen Overy Shearman Sterling US LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Judy Little of Allen Overy Shearman Sterling US LLP at (713) 553-6022.

Very truly yours,

NATIONAL ENERGY SERVICES REUNITED CORP.

By:	/s/ Stefan Angeli
Name:	Stefan Angeli
Title:	Chief Financial Officer

cc:	Jennifer Howard, National Energy Services Reunited Corp. Judy Little, Allen Overy Shearman Sterling US LLP